SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

January 7, 2022

VIA EDGAR

Michelle Miller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form 20-F for the fiscal period ending December 31, 2020
Filed May 5, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed October 12, 2021
File No. 001-38051

Dear Ms. Miller:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 17, 2021 regarding our annual report on Form 20-F previously submitted on May 5, 2021, as amended on October 12, 2021 (the “Form 20-F/A”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended annual report on Form 20-F filed publicly accompanying this response letter is referred to as the Form 20-F/A.

Form 20-F for the fiscal period ending December 31, 2020

Introduction, page iv

1.

We note your revisions in the 20-F/A in response to prior comment 3. Please address the following at the onset of Part 1:

• We note that you refer to SOS as an exempted company registered in the Cayman Islands with limited liability and or an offshore holding company. Revise to clearly state that SOS Limited, “is a Cayman Islands holding company” and conform your references throughout the filing; and

• Define “subsidiaries” and “variable interest entity(ies), including the names of the entities that reconciles to the information disclosed in the corporate structure diagram on page 50 and the entities listed on page F-7.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

Part I, page 1

2.	We note your revisions in the 20-F/A in response to prior comment 1. Please address the following at the onset of Part 1:

• Explain whether the VIE structure is used to replicate foreign investment in PRC based companies where PRC law prohibits direct foreign investment in the operating companies or if the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment;

• Explain that investors may never directly hold equity interests in your PRC operating company(ies) and or VIE;

• Enhance your disclosure to explain that PRC regulatory agencies could disallow your corporate structure which would likely result in a material change in your operations and/or value of the ADSs which could significantly decline in value or become worthless; and

• Add a cross-reference to "Risk Factors - Risks Related to Our Corporate Structure”.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly

3.	We note your disclosure on page 1, in both Part 1 and Item 3. Key Information, and throughout your filing that you control and receive the economic benefits of Qingdao SOS Industrial Holding Co., Ltd. business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to those it would possess as the principal equity holder of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly

Item 3. Key Information, page 1

4.	We note your revisions in the 20-F/A in response to prior comment 4. Please address the following at the onset of Item 3:

• Provide a diagram of your corporate structure consistent with your disclosure on page 50;

• Clarify which entity investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted;

• Conform your entity references in your discussion on contractual agreements between WFOE and the VIE using the current entity names as referenced so that this discussion aligns with related discussions throughout the filing; and

• Explain why the contractual arrangements between WFOE and the VIE may be less effective than direct ownership and the difficulty in challenging legally as well as the potential substantial costs to enforce the terms of the arrangements.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly

5.	We note your revisions in the 20-F/A in response to prior comment 5. Please address the following at the onset of Item 3:

• Enhance your disclosure to explain, aside from typical legal and regulatory uncertainties, how the legal system in the PRC presents unique risks to investors with regard to risks and uncertainties. For example, that rules and regulations in the PRC can change quickly with little advance notice, the PRC governments significant level of authority to exert influence, the extensive and evolving legal system, the PRC governments oversight over your and your VIEs business operations, and that the interpretation and enforcement of PRC laws could limit the legal protections available to you and the consolidated VIE’s business operations; and

• Add a cross-reference to “Risk Factors - Risks Related to Our Corporate Structure”.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

6.	We note your revisions in the 20-F/A in response to prior comment 7. Please enhance your disclosure to explain how amounts due under VIE agreements are settled, quantify the cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer other than to present cash flow activities between VIEs and Non-VIEs.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

7.	We note your revisions in the 20-F/A in response to prior comment 8. Please address the following:

• Present the condensed consolidating schedules on pages 4, (results of operations and cash flows) and 51 together (financial position);

• Include in the condensed consolidating schedules, the financial position, cash flows and results of operations for the parent and any eliminating adjustments, separately, as previously requested;

• Provide a roll-forward of the investment in subsidiaries and VIEs line item to be presented in the parent condensed consolidating schedule; and

• Disclose the entities included in VIEs and Non-VIEs consistent with your disclosures on page F-7.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

8.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

Item 3D. Risk Factors, page 7

9.	We note your revisions in the 20-F/A in response to prior comment 11. Please enhance your risk factor disclosure to explain, aside from typical governmental oversight and discretion over the conduct of your business, that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and cause the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

10.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, we have amended the Form 20-F/A accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC